Exhibit 21

SUBSIDIARIES OF TRUSTCO BANK CORP NY

Trustco Bank	Federally chartered savings bank

ORE Subsidiary Corp.	New York corporation

Trustco Realty Corp.	New York corporation (Subsidiary of Trustco Bank)

Trustco Insurance Agency, Inc.	New York corporation (Subsidiary of Trustco Bank)

Each subsidiary does business under its own name. The activities of each are described in Part I, Item 1 of Form 10-K.